Exhibit 99.1
NetQin Mobile Inc. Announces Third Quarter 2011 Results
Net Revenues Hit Record High, Increasing 109.7% Year-over-Year
Income from Operations Increases 67.8% Year-over-Year
Net Income Attributable to NetQin Increases 343.5% Year-over-Year
Company Raises Full Year 2011 Guidance to Range of $40.2 million to $40.5 million
BEIJING, November 3, 2011 — NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading global provider of consumer-centric mobile security and productivity applications, today announced its unaudited financial results for the third quarter ended September 30, 2011.
Third Quarter 2011 Highlights
•
Net revenues increased 109.7% year-over-year to $11.3 million from $5.4 million in the corresponding period of 2010, exceeding the high end of the Company’s previous guidance of $10.1 million to $10.3 million disclosed in the second quarter 2011 results announcement.

•
Income from operations, or operating income, increased 67.8% year-over-year to $2.1 million from $1.2 million for the corresponding period of 2010. Non-GAAP operating income, defined as operating income excluding share-based compensation expenses, increased 146.6% year-over-year to $4.7 million from $1.9 million for the corresponding period of 2010.

•
Net income attributable to NetQin increased 343.5% year-over-year to $4.3 million from $1.0 million for the corresponding period of 2010. Non-GAAP net income, defined as net income attributable to NetQin excluding share-based compensation expenses, increased 320.2% year-over-year to $7.0 million from $1.7 million for the corresponding period of 2010.

•
Net cash flow generated from operations was $2.6 million in the third quarter of 2011, compared with net cash outflows of $0.8 million for the corresponding period of 2010. Cash and cash equivalents and term deposits together amounted to $121.5 million as of September 30, 2011.

•	Deferred revenue was $6.0 million at the end of the third quarter of 2011, up 31.1% from $4.6 million at the end of the second quarter of 2011.
The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Interim Condensed Consolidated Statements of Operations.”
Third Quarter 2011 Operating Metrics
•	Cumulative registered user accounts were 122.8 million as of September 30, 2011, compared with 60.1 million as of September 30, 2010 and 102.7 million as of June 30, 2011.
•
Average monthly active user accounts for the third quarter ended September 30, 2011 were 42.7 million, compared with 21.0 million for the corresponding period of 2010 and 36.4 million for the second quarter ended June 30, 2011.

•
Average monthly paying user accounts for the third quarter ended September 30, 2011 were 5.0 million, compared with 2.8 million for the corresponding period of 2010 and 4.2 million for the second quarter ended June 30, 2011.

“I am very pleased to report that we achieved another strong quarter, delivering record revenue and beating the high end of our guidance,” commented Dr. Henry Lin, chairman and chief executive officer of NetQin. “Even in the face of global economic uncertainty, our business and user growth have not experienced any slowdown, in fact our business momentum remains as strong as ever. We continue to benefit from the rapid growth in global smartphone shipments and the proliferation of mobile Internet applications. Smartphone users have become increasingly aware of the severity of mobile security risks and are implementing mobile security solutions in response. NetQin is well positioned to seize this global market opportunity.”
“Aside from our impressive third quarter results, the past few months also marked a number of notable business development and operational achievements. Most recently, we were favorably evaluated by West Coast Labs, which determined through rigorous testing that NetQin has the best mobile security solution available and we further expanded our research capability by establishing a Security Research Center in Raleigh, North Carolina. On product development, in addition to regularly updating our existing products, we launched a new smart calendar product named NiceDay to add to our product lineup on the iPhone and Android platforms. In the past quarter we also recruited industry veterans to spearhead our expansion into the Americas and Europe. And we saw continued market traction through our new partnerships with Brightstar and Taiwan Mobile,” added Dr. Lin.
“We have achieved two consecutive record quarters following our IPO in May 2011 and we are confident that we will continue to deliver strong operational and financial results given our solid business fundamentals and promising growth prospects. We look forward to bringing more exciting news and progress to our shareholders when we report our fourth quarter and full-year 2011 results next year,” Dr. Lin concluded.
Third Quarter 2011 Results
Revenues
Net revenues in the third quarter of 2011 were $11.3 million, an increase of 109.7% year-over-year from $5.4 million in the third quarter of 2010 and 27.9% sequentially from $8.9 million in the second quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to the strong growth in revenues from premium mobile Internet services.
Net revenues from premium mobile Internet services increased 122.3% year-over-year and 34.4% sequentially to $10.3 million in the third quarter of 2011. The increases were primarily due to the strong and steady growth in the number of paying user accounts, which reflected growth in the number of NetQin’s registered and active user accounts, as well as increased use of NetQin’s premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 49.6% of total net revenues from premium mobile Internet services in the third quarter of 2011, compared with 41.4% in the third quarter of 2010 and 49.5% in the second quarter of 2011.

Net revenues from other services in the third quarter of 2011 were $1.0 million, representing an increase of 32.7% year-over-year and a decrease of 14.7% sequentially. The year-over-year increases were primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties. As the Company experienced faster growth in its core business segment of premium Mobile Internet services, net revenues from other services as a percentage of total net revenues declined to 8.8% from 13.3% in the previous quarter.
Cost of Revenues
Cost of revenues in the third quarter of 2011 was $2.2 million, representing an increase of 64.0% year-over-year and 20.7% sequentially. The year-over-year and sequential increases were primarily due to increased customer acquisition costs, higher staff costs from salary and headcount increases, and higher revenue sharing with mobile payment service providers.
Gross Profit and Gross Margin
Gross profit in the third quarter of 2011 was $9.2 million, representing an increase of 124.7% year-over-year from $4.1 million in the third quarter of 2010 and 29.7% sequentially from $7.1 million in the second quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 80.7% in the third quarter of 2011, compared with 75.4% in the third quarter of 2010 and 79.6% in the second quarter of 2011.
Operating Expenses
Total operating expenses in the third quarter of 2011 were $7.1 million, representing an increase of 149.1% year-over-year and 7.8% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $4.5 million in the third quarter of 2011, representing an increase of 107.3% year-over-year from $2.2 million in the third quarter of 2010 and 32.6% sequentially from $3.4 million in the second quarter of 2011.
Selling and marketing expenses were $1.7 million in the third quarter of 2011, representing an increase of 71.0% year-over-year and 49.8% sequentially. The year-over-year and sequential increases were primarily due to higher marketing and advertising spending and increased staff costs as a result of greater share-based compensation expenses and salary increase. Non-GAAP selling and marketing expenses were $1.3 million in the third quarter of 2011, compared with $1.0 million in the third quarter of 2010 and $0.9 million in the second quarter of 2011. The 35.5% year-over-year and 49.8% sequential increase were primarily due to higher marketing and advertising spending, higher staff costs from salary increase, and greater travelling and entertainment expenses, partially offset by lower office related expenses.
General and administrative expenses were $4.1 million in the third quarter of 2011, representing an increase of 277.9% year-over-year and a decrease of 4.3% sequentially. The year-over-year increase was primarily due to higher staff costs as a result of greater share-based compensation expenses and increases in salary and headcount, higher office related expenses and increased travelling and entertainment expenses. The sequential decrease was primarily due to lower staff costs as a result of lower share-based compensation expenses partially offset by salary increase. Non-GAAP general and administrative expenses were $2.1 million in the third quarter of 2011, compared with $0.4 million in the third quarter of 2010 and $1.5 million in the second quarter of 2011. The 371.0% year-over-year and 39.4% sequential increases were primarily due to higher staff costs from salary increase, greater office related expenses and increased travelling and entertainment expenses.

Research and development expenses were $1.3 million in the third quarter of 2011, representing an increase of 68.5% year-over-year and 10.8% sequentially. The year-over-year and sequential increases were primarily due to higher staff costs as a result of higher share-based compensation expenses and salary increase. Non-GAAP research and development expenses were $1.04 million in the third quarter of 2011, compared with $0.73 million in the third quarter of 2010 and $0.98 million in the second quarter of 2011. The 42.8% year-over-year and 6.3% sequential increases were primarily due to higher staff costs from salary increase and, to a lesser extent, increased travelling and entertainment expenses.
Operating Income and Operating Margin
Operating income in the third quarter of 2011 was $2.1 million, representing an increase of 67.8% year-over-year from $1.2 million in the third quarter of 2010 and an increase of 333.5% sequentially from $0.5 million in the second quarter of 2011. Operating margin, or operating income as a percentage of net revenues, was 18.1% in the third quarter of 2011, compared with 22.7% in the third quarter of 2010 and 5.4% in the second quarter of 2011.
Non-GAAP operating income, which excludes share-based compensation expenses, was $4.7 million in the third quarter of 2011, representing an increase of 146.6% year-over-year from $1.9 million in the third quarter of 2010 and a sequential increase of 28.0% from $3.7 million in the second quarter of 2011. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 41.6% in the third quarter of 2011, compared with 35.4% in the third quarter of 2010 and 41.6% in the second quarter of 2011.
Foreign Exchange Gain and Interest Income
Foreign exchange gain was $1.6 million in the third quarter of 2011, compared with almost nil in the third quarter of 2010 and a gain of $0.4 million in the second quarter of 2011. The significant year-over-year and sequential increases were primarily attributable to the appreciation of China’s RMB against U.S. dollar when a portion of NetQin’s IPO proceeds was converted into RMB and placed in bank deposits during the second and third quarters of this year. Interest income was $0.5 million in the third quarter of 2011, compared with $0.07 million in the third quarter of 2010 and $0.2 million in the second quarter of 2011. The significant year-over-year and sequential increases were primarily due to the higher deposit levels resulting from NetQin’s IPO proceeds.
Income Tax
Income tax expenses were $0.08 million and the effective tax rate was 1.8% in the third quarter of 2011, compared with an income tax expense of $0.2 million in the third quarter of 2010 and an income tax benefit of $0.02 million in the second quarter of 2011. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income
Net income attributable to NetQin was $4.3 million in the third quarter of 2011, compared with $1.0 million in the third quarter of 2010 and $1.1 million in the second quarter of 2011. Non-GAAP net income attributable to NetQin, which excludes share-based compensation expenses, was $7.0 million in the third quarter of 2011, compared with $1.7 million in the third quarter of 2010 and $4.3 million in the second quarter of 2011.
Cash Flows and Deferred Revenue
Net cash flow generated from operations for the third quarter of 2011 was $2.6 million, compared with net cash outflows of $0.8 million for the corresponding period of 2010 and net cash inflows of $3.0 million for the second quarter of 2011. As of September 30, 2011, the Company had a total cash position of $121.5 million ($71.3 million in cash and cash equivalents and $50.2 million in term deposits) and deferred revenue of $6.0 million.
Other Business Updates and Significant Events
Senior Management and Director Share Purchase
On June 16, 2011, NetQin announced that Dr. Lin, Dr. Vincent Wenyong Shi, the Company’s director and chief operating officer, Mr. James Ding, the Company’s director, and Mr. Weiguo Zhao, the Company’s director, together intend to use their personal funds to purchase up to an aggregate total of $2 million worth of the Company’s ADSs in open market transactions over a six-month period. As of September 30, 2011, these individual directors had bought a total of 122,700 ADSs amounting to approximately $0.7 million. These individual directors may continue to buy NetQin’s ADSs subject to applicable legal restrictions and other factors and in a manner consistent with NetQin’s securities trading policy and applicable securities laws.
Mobile Security Agreement with Taiwan Mobile
On August 5, 2011, NetQin announced it had signed a mobile security agreement with Taiwan Mobile Co., Ltd. (“TWM”), a leading telecommunications company in Taiwan offering “Quadruple Play” services covering mobile, fixed-line, cable TV and broadband to provide mobile Anti-virus Services to Taiwan’s mobile users. Under the agreement, TWM will provide NetQin’s mobile security service for the Android smartphone users in Taiwan. The mobile security application will be available on TWM’s official application store, Match Market, and will be preinstalled in select Android smartphones distributed by TWM.
Global Go-To-Market Agreement with Brightstar
On September 20, 2011, NetQin and Brightstar Corp. (“Brightstar”), a global leader in services and solutions for the wireless industry, announced a global go-to-market agreement to promote the adoption of NetQin mobile security solutions. The agreement will give consumers easier and more widespread access to mobile security applications and services. Through the new relationship with NetQin, Brightstar will leverage its global network of wireless device manufacturers, operators and retailers to promote the preloading and downloading of NetQin mobile security solutions. NetQin expects to immediately benefit from Brightstar’s global presence and relationships; the distributor has over 210 operator relationships and reaches more than 80,000 points of sale.

Launch of Security Research Center in Raleigh, NC
On September 22, 2011, NetQin announced the opening of the NetQin Security Research Center in Raleigh, North Carolina. The Security Research Center will focus on identifying and monitoring mobile security threats that could impact consumers. The center represents NetQin’s latest investment in the Americas as it expands and further enhances its industry-leading mobile threat monitoring capabilities.
West Coast Labs Comparative Test
On October 25, 2011, NetQin announced that its flagship mobile security application had outperformed competitive mobile security solutions in a wide range of categories tested by West Coast Labs, one of the world’s leading independent test facilities for information security products and services. West Coast Labs conducted comparative testing among the eight leading mobile security solution providers in 10 areas: installation, license agreement, malware scanning, SMS URL scanning, real-time protection, checksum variance scanning, account backup, anti-loss, remote-wipe and uninstall. NetQin was a high performer in all categories, and detected over 96 percent of the samples used in the testing process — over 55 percent more than any other solution tested. In addition to comparative testing, West Coast Labs also awarded the Checkmark Mobile Security Certification to NetQin’s Mobile Security 5.0 after completing rigorous individual product testing.
Business Outlook
The Company expects net revenues to be in the range of $12.4 million to $12.7 million for the fourth quarter of 2011, representing year-over-year growth of 97% to 102% and sequential growth of 10% to 12%. Accordingly, this raises the full-year 2011 net revenue guidance from the previously issued range of $38.3 million to $38.8 million to a range of $40.2 million to $40.5 million, representing year-over-year growth of 127% to 129% from the previous year of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.
Conference Call Information
NetQin’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 3, 2011 (8:00 p.m. Beijing/Hong Kong Time on November 3, 2011) to discuss results and highlights from the quarter and to answer questions.
Dial-in details for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
Passcode:	20872799

A replay of the call will be available from 12:00 p.m. November 3, 2011 until 12:00 p.m. November 10, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	20872799
Additionally, an archived webcast of this call will be available on the Investor Relations section of NetQin’s website at http://ir.netqin.com
About NetQin
NetQin Mobile Inc. (NYSE: NQ) is a leading global provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with over 100 million registered user accounts worldwide. As a market leader in mobile security, NetQin’s innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the World Economic Forum. For more information on NetQin, please visit www.netqin.com.
Non-GAAP Financial Measures
To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetQin’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NetQin, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.
The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.
The non-GAAP financial measures are provided to enhance investors’ overall understanding of NetQin’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NetQin, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information
Financial information in this press release other than the information indicated as being non-GAAP is derived from NetQin’s unaudited interim condensed financial information prepared in accordance with GAAP.
Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
For investor and media inquiries please contact:
In China:
Investor Relations
NetQin Mobile Inc.
Email: investors@netqin.com
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: nq@ogilvy.com
In the U.S.:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: nq@ogilvy.com

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDAED
BALANCE SHEETS
(In thousands)

	As of
	September 30,	December 31,
	2011	2010
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	71,310	17,966
Term deposits	50,197	11,279
Accounts receivable, net of allowance of US$930 and US$315 as of September 30, 2011 and December 31, 2010, respectively	18,040	10,081
Prepaid expenses and other current assets	7,497	5,285

Total current assets	147,044	44,611

Equity investment in an associate	1,050	1,012
Property and equipment, net	990	981
Intangible assets, net	1,614	133
Other non-current assets	330	1,667

Total Assets	151,028	48,404

LIABILITIES
Current liabilities:
Accounts payable	810	658
Deferred revenue	6,024	2,690
Accrued expenses and other current liabilities	2,451	1,942
Tax payable	324	272
Deferred tax liabilities, current	129	—

Total current liabilities	9,738	5,562

Noncurrent liabilities:
Deferred tax liabilities, non-current	—	187

Total Liabilities	9,738	5,749

Commitments and contingencies
MEZZANINE EQUITY
Series A convertible preferred shares	—	3,242
Series B redeemable convertible preferred shares	—	16,638
Series C redeemable convertible preferred shares	—	16,983
Series C-1 redeemable convertible preferred shares	—	14,115
SHAREHOLDERS’ DEFICIT
Common shares	20	5
Additional paid-in capital	153,526	12,006
Accumulated deficit	(14,932)	(21,994)
Accumulated other comprehensive income	2,608	1,592

Total NetQin Mobile Inc.’s shareholders’ equity/(deficit)	141,222	(8,391)

Non-controlling interest	68	68

Total shareholders’ equity/(deficit)	141,290	(8,323)

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	151,028	48,404

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
	US$	US$	US$	US$	US$

Net Revenues
Premium mobile Internet services	10,344	7,697	4,654	24,611	9,906
Other services	1,003	1,176	756	3,231	1,526

Total net revenues	11,347	8,873	5,410	27,842	11,432

Cost of revenues*	(2,185)	(1,810)	(1,332)	(5,498)	(3,211)

Gross profit	9,162	7,063	4,078	22,344	8,221

Operating expenses:
Selling and marketing expenses*	(1,732)	(1,156)	(1,013)	(4,341)	(2,856)
General and administrative expenses*	(4,104)	(4,288)	(1,086)	(10,516)	(2,508)
Research and development expenses*	(1,267)	(1,144)	(752)	(3,410)	(2,051)

Total operating expenses	(7,103)	(6,588)	(2,851)	(18,267)	(7,415)

Income from operations	2,059	475	1,227	4,077	806

Interest income	452	185	68	713	133
Realized loss on available-for-sale investments	—	—	(112)	—	(112)
Foreign exchange gain/(loss), net	1,642	379	—	2,119	(36)
Other income/(expense), net	191	15	(4)	206	140

Income/(Loss) before income taxes	4,344	1,054	1,179	7,115	931

Income tax (expense) / benefit	(78)	17	(200)	(50)	(234)
Share of profit/(loss) from an associate	68	(5)	(2)	(3)	(2)

Net income	4,334	1,066	977	7,062	695

Net loss attributable to the non-controlling interest	3	1	1	—	2

Net income attributable to NetQin Mobile Inc.	4,337	1,067	978	7,062	697

Accretion of redeemable convertible preferred shares	—	(136)	(388)	(535)	(1,132)
Allocation of net income to participating preferred shareholders	—	(463)	(590)	(1,595)	—

Net income/(loss) attributable to common shareholders (Note 1)	4,337	468	—	4,932	(435)

Net income/(loss) per common share:
Basic	0.0189	0.0027	—	0.0320	(0.0088)
Diluted	0.0185	0.0027	—	0.0285	(0.0088)
Weighted average number of common shares outstanding:
Basic	229,699,213	171,799,683	50,352,941	154,247,881	49,457,540
Diluted	234,482,353	176,507,959	50,352,941	179,822,002	49,457,540
Net income/(loss) per ADS (Note 2):
Basic	0.0945	0.0135	—	0.1600	(0.0440)
Diluted	0.0925	0.0135	—	0.1425	(0.0440)
Weighted average number of ADS outstanding (Note 2):
Basic	45,939,843	34,359,937	10,070,588	30,849,576	9,891,508
Diluted	46,896,471	35,301,592	10,070,588	35,964,400	9,891,508
*Share-based compensation expense included in:
Cost of revenues	54	16	5	77	13
Selling and marketing expenses	385	257	19	711	47
General and administrative expenses	1,994	2,774	638	6,017	1,274
Research and development expenses	230	168	26	513	65

Note 1:	The net income / (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

Note 2:	The Company was listed in May 2011, the net income/ (loss) per ADS for the three months ended and for the nine months ended September 30, 2010 are calculated using the same conversion ratio assuming the ADS was existed during such periods. Each ADS represents five Class A common shares.

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS
(In thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2011	2011	2010
	US$	US$	US$

Cash flows from operating activities:
Net income	4,334	1,066	977
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	147	126	100
Allowance for doubtful accounts	233	286	72
Share-based compensation	2,663	3,215	688
Deferred income tax	(18)	(21)	202
Foreign exchange gain, net	(1,642)	(379)	—
Share of (profit)/losses from an associate	(68)	5	2
Realized loss on disposal of available-for-sale investments	—	—	112
Other income from ADR depositary agreement	(134)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,875)	(2,759)	(2,947)
Prepaid expenses and other current assets	(531)	(388)	(243)
Other non-current assets	—	141	105
Accounts payable	(69)	417	(309)
Deferred revenue	1,429	1,206	374
Accrued expenses and other current liabilities	149	122	56
Tax payable	15	1	5

Net cash provided by/(used in) operating activities	2,633	3,038	(806)

Cash flows from investing activities:
Placement of term deposits	(30,111)	(8,655)	(6,670)
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	42	—	—
Proceeds from the repayment of the housing loans to employees	50	50	600
Purchase of property and equipment and intangible assets	(1,759)	(164)	(139)

Net cash used in investing activities	(31,778)	(8,769)	(6,209)

Cash flows from financing activities:
Proceeds from initial public offering (net of underwriters’ commission)	—	82,886	—
Payments of listing expenses	(125)	(3,801)	—

Net cash (used in) / provided by financing activities	(125)	79,085	—

Effect of exchange rate changes on cash and cash equivalents	2,132	638	257
Net (decrease)/increase in cash and cash equivalents	(27,138)	73,992	(6,758)
Cash and cash equivalents at the beginning of the period	98,448	24,456	16,461

Cash and cash equivalents at the end of the period	71,310	98,448	9,703

NETQIN MOBILE INC.
NON-GAAP MEASURE RECONCILIATIONS
(In thousands)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(1,732)	(1,156)	(1,013)	(4,341)	(2,856)
Share based compensation expense*	385	257	19	711	47

Non-GAAP selling and marketing expenses	(1,347)	(899)	(994)	(3,630)	(2,809)

General and administrative expenses under GAAP	(4,104)	(4,288)	(1,086)	(10,516)	(2,508)
Share based compensation expense*	1,994	2,774	638	6,017	1,274

Non-GAAP general and administrative expenses	(2,110)	(1,514)	(448)	(4,499)	(1,234)

Research and development expenses under GAAP	(1,267)	(1,144)	(752)	(3,410)	(2,051)
Share based compensation expense*	230	168	26	513	65

Non-GAAP research and development expenses	(1,037)	(976)	(726)	(2,897)	(1,986)

Income from operations under GAAP	2,059	475	1,227	4,077	806
Share based compensation expense*	2,663	3,215	688	7,318	1,399

Non-GAAP income from operations	4,722	3,690	1,915	11,395	2,205

Net income attributable to NetQin Mobile Inc. under GAAP	4,337	1,067	978	7,062	697
Share based compensation expense*	2,663	3,215	688	7,318	1,399

Non-GAAP net income attributable to common shareholders	7,000	4,282	1,666	14,380	2,096

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the previous quarters.